Exhibit (a)(1)(vi)

CVS/CAREMARK CORPORATION

One CVS Drive

Woonsocket, RI 02895

March 28, 2007

Dear Former Caremark Shareholder,

I am pleased to welcome you to the family of CVS/Caremark shareholders. On March 22, 2007, an historic event occurred when Caremark Rx, Inc. and CVS Corporation completed their merger, to create CVS/Caremark Corporation, the nation’s premier pharmacy services provider.

We believe that CVS/Caremark will be uniquely positioned to address the rapidly changing dynamics of today’s healthcare system by offering greater choice and unparalleled access to a full range of integrated pharmacy services. For you, our shareholder, the combination will offer enhanced long term strategic positioning, powerful cash flow generation, a solid investment grade rating and solid earnings accretion.

Enclosed is a Letter of Transmittal, containing important information about, and instructions for, the exchange of your Caremark common stock for the merger consideration. Each of your shares of Caremark common stock has been converted into the right to receive the following merger consideration:

•	1.670 shares of common stock of CVS/Caremark, and

•	cash in lieu of any fractional shares of CVS/Caremark common stock that you would otherwise have received.

Please carefully read the Letter of Transmittal and follow the instructions to surrender your Caremark common stock certificates in exchange for the merger consideration.

In addition, recordholders of Caremark common stock on March 21, 2007 will be entitled to the $7.50 one-time special cash dividend payable separately.

If you have any questions concerning your Caremark shareholder account or the exchange process, please contact the Bank of New York at the address, or at the number, provided in the enclosed Letter of Transmittal.

In the meantime, thank you for your support and welcome to CVS/Caremark.

Sincerely yours,

Tom Ryan
President and CEO, CVS/Caremark Corporation